Contact

www.linkedin.com/in/kevin-charles-6348b5b5 (LinkedIn)

Top Skills

E-commerce Consulting

E-commerce Optimization

Software Development

Languages

Spanish (Native or Bilingual)

English

Italian

Kevin Charles

CEO @ Pago (YC S19)

New York City Metropolitan Area

Summary

The economic potential of Latin America will be unleashed not by frontal political assaults, but rather by implementing sophisticated technological systems that create smart ways to administrate and distribute resources

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Experience

Coco

Co-Founder & CEO

January 2019 - Present (4 years 9 months)

Greater New York City Area

Web3 money transfers to Latin America. Fast, easy and fun!

We're backed by world leading investors, including Y Combinator

Surbitcoin

Co-Founder & CEO

August 2014 - May 2017 (2 years 10 months)

Venezuela

The First Bitcoin Exchange in Venezuela.

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Education

Coursera

Associate's degree, Computer Programming · (January 2023 - March 2023)

Treehouse

Full-stack Javascript Developer · (2016 - 2017)

Universidad de La Sabana

International Economics and Finances · (2009 - 2015)

Y Combinator